UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated April 19 , 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Yael Peretz
Yael Peretz
VP General Counsel

Dated: April 19, 2012

BLUEPHOENIX REPOSITIONS FOR LEGACY MODERNIZATION EXPANSION
AND APPOINTS NEW PRESIDENT

Proven Enterprise Technology Executive, Matt Bell, Tapped to Drive Growth
in Legacy Modernization

Tel Aviv, Israel – April 19, 2012 – BluePhoenix (NASDAQ: BPHX), the leading provider of tools and services for modernizing legacy systems and applications, announced today that Matt Bell has been appointed President.  Matt is responsible for BluePhoenix's overall sales and partnering strategy, operations, marketing and revenue. Matt's appointment comes on the heels of significant customer wins in several regions across the globe.

"Expansion is our new focus.  And since BluePhoenix is widely known as a leader in Legacy Modernization, we expect it to happen quickly, especially considering our ten years of proven customer deployments, innovative technology and depth of experts," said Matt Bell. "As the overall enterprise market improves and modernization projects get funded, BluePhoenix will deliver higher quality results than typical offshore outsourcing of application conversions.  We leverage technology and not people as our primary conversion mechanism with far superior results than our competition, and deliver projects on time and under budget.”

Matt is a seasoned sales executive with over 15 years of enterprise technology experience and is known for growing revenue at every company he has led.  Prior to BluePhoenix, Matt was the COO of PitchBook Data, a research and technology company that achieved 4x growth last year.  Matt also served as VP of worldwide sales and field operations at Skytap, a cloud computing platform provider, where he grew sales over 150% during his tenure. Other previous experience includes VP of sales and business development at email outsourcing company Azaleos, as well as general manager at RealNetworks where he ran enterprise sales and OEM business globally. He spent over five years at Plumtree Software (now part of Oracle) where he ran sales in the western United States, helped the company grow revenue from $3 million to $100 million and IPO.

"BluePhoenix has achieved considerable milestones this year in structuring the company and as we enter into our next stage of growth Matt's experience driving sales strategy and partnerships for technology companies makes him the right person for the job," said Shimon Bar-Kama, CEO of BluePhoenix. "With Matt at the helm, we're confident that BluePhoenix will see a new level of success as we release new versions of our tools and partner with leading systems integrators to address the needs of the Legacy Modernization market.”

About BluePhoenix Solutions

BluePhoenix Solutions, Ltd. (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. BluePhoenix has 10 offices in the USA, UK, Italy, Romania, Russia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects”, “predicts”, “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure of the Company's shareholders to approve the transactions described above; the failure of the banks holding the first lien on the Company's assets to consent to the transactions described above; the failure to successfully defend claims brought against the Company; the failure of the Company to pursue other capital raising transactions; the failure of the company to repay its debts to lenders and banks; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Nir Peles
BluePhoenix Solutions
+972-9-9526110
 NPeles@bphx.com